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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                                  NITCHES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   65476M109

                          ----------------------------
                                 (CUSIP Number)

                                Steven P. Wyandt
                                    President
                                  Nitches, Inc.
                              10280 Camino Santa Fe
                           San Diego, California 92121
                                 (619) 625-2633
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1998
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



CUSIP No. 65476M109
--------------------------------------------


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven P. Wyandt

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) __
                                                                       (b) __

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          BK, 00  Exercise of Options

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       __

          Not applicable.

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                  7      SOLE VOTING POWER
                                          380,862
          NUMBER OF
           SHARES
        BENEFICIALLY              8      SHARED VOTING POWER
          OWNED BY                       -0-
            EACH
          REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                         380,862
            WITH
                                 10      SHARED DISPOSITIVE POWER
                                         -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          380,862

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           __

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.92%

   14     TYPE OF REPORTING PERSON*
          IN





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                                  SCHEDULE 13D
                                       FOR
                                Steven P. Wyandt


Item 1.  Security and Issuer.

         Securities: Common Stock

         Issuer:   Nitches, Inc.
                   10280 Camino Santa Fe
                   San Diego, California 92121

Item 2.  Identity and Background.  This Schedule 13D is filed on behalf of
                                   Steven P. Wyandt

         a. Name: Steven P. Wyandt

         b. Business Address: c/o Nitches, Inc., 10280 Camino Santa Fe, San Diego, California 92121.

         c. Mr. Wyandt is President and a director of Nitches, Inc.

         d. During the last five years, Mr. Wyandt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Wyandt has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship: Mr. Wyandt is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 18, 1998, in a privately negotiated transaction, Mr. Wyandt purchased 331,748 shares of Nitches Inc.'s common stock from Arjun Waney and Luther Henderson. The funds used to purchase the stock in the private transaction was a loan Mr. Wyandt obtained from a bank.

Item 4.  Purpose of Transaction.

         Mr. Wyandt completed the transactions described herein for investment purposes and to acquire effective control of Nitches, Inc. Mr. Wyandt did not acquire the shares with any intention of effecting any extraordinary corporate transaction or the sale or transfer of a material amount of assets, any change in the board of directors, officers, capitalization or dividend policy of Nitches, Inc.


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         a. Not applicable.

         b. Not applicable.

         c. Not applicable.

         d. Not applicable.

         e. Not applicable.

         f. Not applicable.

         g. Not applicable.

         h. Not applicable.

         i. Not applicable.

         j. Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a. Mr. Wyandt is the beneficial owner of 380,862 shares of the Issuer and therefore deemed to beneficially own 33.92% of the Common Stock outstanding.

         b. Mr. Wyandt has the sole power to vote the shares owned by him in issuer.



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         c. On October 21, 1998, Mr. Wyandt exercised options to purchase
110,000 shares of Nitches, Inc.'s common stock in a cashless environment resulting in the issuance of 51,562 shares. On October 21, 1998, Nitches, Inc. completed a tender offer for 50% of its outstanding shares pursuant to which Mr. Wyandt tendered 98,230 shares and the Company purchased 49,115 shares.

         d. Not applicable.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits. The following are attached hereto as exhibits:

         None

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 2, 1998


                                            /s/ Steven P. Wyandt
                                            -----------------------------------
                                            Steven P. Wyandt